GRAND TOYS INTERNATIONAL LIMITED
Suite 1501, 15th Floor, Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong
(Nasdaq: GRIN)
www.grandtoys.com
Contact:
David C.W. Howell
Chief Executive Officer
E-mail: dhowell@grandtoys.com.hk

FOR IMMEDIATE RELEASE

GRAND TOYS ANNOUNCES SIGNING OF LETTER OF INTENT TO DIVEST
INTERNATIONAL PLAYTHINGS SUBSIDIARY

Hong Kong - May 28, 2008. Grand Toys International Limited (Nasdaq: GRIN) (the “Company”) today announced the signing of a non-binding agreement to divest 100% of its subsidiary, International Playthings, Inc. (“IPI”). The transaction is subject to due diligence, negotiation of definitive agreements and other conditions. The Company has granted the potential buyer an initial exclusive period of up to 30 days to present a binding offer to purchase IPI.

About Grand Toys International Limited:
Grand Toys International Limited, through its Hong Kong, PRC and US operating subsidiaries, develops, manufactures and distributes toy and toy-related products throughout the world and develops and manufactures party goods. Additional information on Grand Toys can be found on its website at http://www.grandtoys.com.

This news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Grand Toys management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to Grand Toys as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect Grand Toys’ results of operations is detailed in the filings of Grand Toys International Limited with the SEC, and the filings of its predecessor, Grand Toys International, Inc., now a subsidiary of Grand Toys International Limited.